BPD

S03/11/05

05038116

SECURI[illegible] SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27617

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

RECD S.E.C.
FEB 25 2005
1086

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Auto Club Funds Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Auto Club Drive
(No. and Street)

Dearborn (City) MI (State) 48126 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Margaret A. Scheske (313) 336-9002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

One Detroit Center, 500 Woodward Ave., Suite 1700, Detroit, MI 48226
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/05

OATH OR AFFIRMATION

I, Margaret A. Scheske, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Auto Club Funds, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Margaret A. Scheske
Signature

AVP and Controller
Title

PAMELA H. PATES
Notary Public, Wayne County, Michigan
My Commission Expires September 25, 2006

Pamela H. Pates
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- N/A [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Securities and Exchange Commission

Washington, D.C.

Annual Audited Report

Dated--December 31, 2004

Auto Club Funds, Inc.
(Name of Respondent)

1 Auto Club Drive, Dearborn, Michigan 48126
(Address of principal executive office)

Harold E. Maude, Jr.
President
Auto Club Funds, Inc.
1 Auto Club Drive
Dearborn, Michigan 48126
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Financial Statements
Schedules and Supplementary Information

Auto Club Funds, Inc.

December 31, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 1700
500 Woodward Avenue
Detroit, Michigan 48226-5495

Phone: (313) 628-7100
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
Auto Club Funds, Inc.

We have audited the accompanying statement of financial condition of Auto Club Funds, Inc. (the "Company") as of December 31, 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 4, 2005

Statement of Financial Condition
Auto Club Funds, Inc.

December 31, 2004

Assets	
Cash	$ 76,078
Securities owned	
Marketable	288,730
Not readily marketable	2,542
Accrued investment income	706
Deferred federal income taxes	7,800
Other assets	1,510
Total Assets	$ 377,366
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable	$ 3,513
Payable to parent	14,660
Federal income taxes payable to parent	4,156
Total liabilities	22,329
Stockholder's equity	
Common stock, par value $1 per share, 100,000 shares authorized, issued and outstanding	100,000
Additional paid in capital	150,000
Retained earnings	
Restricted--minimum net capital	5,000
Unrestricted	100,037
Total retained earnings	105,037
Total stockholder's equity	355,037
Total Liabilities and Stockholder's Equity	$ 377,366

See accompanying notes.

Statement of Income
Auto Club Funds, Inc.

Year Ended December 31, 2004

Income	
Commissions	$ 126,303
Interest	5,674
Unrealized gains on securities	1,365
Other	326
	133,668
Expenses	
Employee compensation and benefits	66,537
Fees and licenses	12,168
Professional fees	10,614
Postage and supplies	2,988
Corporate dues	5,294
Occupancy and equipment rental	600
Other expenses	1,736
	99,937
Income Before Federal Income Taxes	33,731
Federal income taxes	
Current	11,600
Deferred	200
	11,800
Net Income	$ 21,931

See accompanying notes.

Statement of Cash Flows
Auto Club Funds, Inc.

Year Ended December 31, 2004

Operating Activities	
Net income	$ 21,931
Adjustments to reconcile net income to net cash provided by operating activities	
Accretion of bond discount	(341)
Provision for deferred income taxes	200
Changes in operating assets and liabilities	
Securities owned, net	(1,365)
Accrued investment income	429
Federal income taxes payable from parent	5,216
Other assets	(1,007)
Accounts payable	1,194
Payable to parent	12,712
Net Cash Provided by Operating Activities	38,969
Cash at beginning of year	37,109
Cash at end of year	$ 76,078
Federal income taxes paid to parent	$ 6,384

See accompanying notes.

Statement of Changes in Stockholder's Equity
Auto Club Funds, Inc.

Year Ended December 31, 2004

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2004	$ 100,000	$ 150,000	$ 83,106	$ 333,106
Net income			21,931	21,931
Balance at December 31, 2004	$ 100,000	$ 150,000	$ 105,037	$ 355,037

See accompanying notes.

Note A--Organization

Auto Club Funds, Inc. (Funds), a wholly owned subsidiary of Auto Club Insurance Association (the parent company), is registered as a broker-dealer under the Securities Exchange Act of 1934. Funds' transactions as a broker-dealer are limited to the sale of redeemable securities of registered investment companies and variable annuity contracts in the State of Michigan. Funds is subject to regulation, examination and supervision by the National Association of Securities Dealers (NASD).

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future, as more information becomes known which could impact the amounts reported and disclosed herein.

Note B--Significant Accounting Policies

Commissions

Commission income is recognized when received, which does not differ materially from the accrual method.

Related Party Transactions

In the normal course of operations, Funds has transactions with The Auto Club Group and its subsidiaries (affiliated companies) and its parent company (Note A). Such transactions relate principally to reimbursement for direct salaries and employee benefits, rental of office space for shared facilities, and other services.

Securities Owned

The fair values for securities are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investment.

Realized capital gains and losses are determined using the specific identification method. Unrealized gains and losses are shown as a separate line item on the Statement of Income.

Note B--Significant Accounting Policies (continued)

The market risk associated with the stock warrants is substantially dependent upon the value of the underlying financial instrument and is affected by market forces such as volatility.

At December 31, 2004, the securities owned are summarized as follows:

	Cost or Amortized Cost	Gross Unrealized Losses	Fair Value
Marketable			
U.S. Government Agency bond	$ 259,695	$ (1,565)	$ 258,130
NASDAQ common stock	39,000	(8,400)	30,600
Not Readily Marketable	298,695	(9,965)	288,730
NASDAQ stock warrants	16,800	(14,258)	2,542
Total	$ 315,495	$ (24,223)	$ 291,272

Note C--Federal Income Taxes

Funds is included within the consolidated federal income tax return filed by the parent company. Federal income taxes are computed based on Funds' separate taxable income using the parent company's consolidated tax rate. Taxable income differs from book income for items that are treated differently in the tax return and financial statements. Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Funds' deferred tax asset and liabilities at December 31, 2004 are as follows:

Deferred tax asset	
Unrealized losses on securities	$ 8,479
Deferred tax liabilities	
Pension expense	550
Accrued bond discount	129
Total deferred tax liabilities	679
Net deferred tax asset	$ 7,800

Note D--Net Capital Requirements

Funds is required to maintain $5,000 as a minimum net capital as defined under Rule 15c3-1 of the Securities Exchange Act of 1934.

Note E--NASD Examination

During the NASD's routine examination of Funds, the NASD noted deficiencies in Funds' Anti-Money Laundering Program including a delay in the implementation and the absence of timely formal approval by senior management. From an operational perspective, Funds does not accept cash from its customers, as its broker-dealer transactions are limited to the sale of registered investment companies and variable annuity contracts. However, Funds is required to comply with NASD policies and procedures. This matter is still pending and may result in a material impact to the Statement of Income in the year of resolution.

Computation of Net Capital Pursuant to Rule 15c3-1
Auto Club Funds, Inc.

December 31, 2004

Computation of Net Capital

Total stockholder's equity (from Statement of Financial Condition)	$ 355,037
Less:	
Nonallowable assets	11,852
Haircut deduction	8,294
Net Capital	$ 334,891
Total aggregate indebtedness from Statement of Financial Condition	$ 22,329

Computation of Basic Net Capital Requirements

Net capital requirement (the greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 5,000
Excess net capital	$ 329,891
Percent of aggregate indebtedness to net capital	6.7%
Percent of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

Auto Club Funds, Inc.

December 31, 2004

Funds is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k) (1) thereof.

Information Relating to the Possession or Control
Requirements Under Rule 15c3-3

Auto Club Funds, Inc.

December 31, 2004

Funds is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k) (1) thereof.

Reconciliation of Computation of Net Capital
Pursuant to Rule 17a-5(d)(4)

Auto Club Funds, Inc.

December 31, 2004

There were no material differences between the Computation of Net Capital under Rule 15c3-1 included in this report and the computations included in Funds' corresponding unaudited Form x-17a-5 Part IIA filing as of December 31, 2004.

ERNST & YOUNG

Ernst & Young LLP
Suite 1700
500 Woodward Avenue
Detroit, Michigan 48226-5495

Phone: (313) 628-7100
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

Board of Directors and Stockholder
Auto Club Funds, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Auto Club Funds, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 4, 2005